Mail Stop 3561

March 18, 2009

Mr. Zenggang Wang
Chief Executive Officer
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

      Re: China 3C Group
              Form 10-K/A for Fiscal Year Ended December 31, 2007
              Supplemental Response Filed March 13, 2009
              File No. 000-28767

Dear Mr. Wang:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 9A(T) – Controls and Procedures, page 29

1. We reviewed your response to our prior comment one as it relates to your conclusion regarding the effectiveness of disclosure controls and procedures. Your response states that the omitted disclosures did not prohibit you from reporting external data in accordance with U.S. GAAP. Please note that disclosure controls and procedures should be designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed,

summarized <u>and reported</u>, within the time periods specified in the SEC's rules and forms. Your initial Form 10-K did not contain several disclosures required by both U.S. GAAP and securities laws. Since you continue to believe your disclosure controls and procedures were effective, please tell us why you believe the omission of the items identified through the Staff comment process is not considered to be a material weakness and how you concluded that your disclosure controls and procedures effectively ensured that required disclosures were provided in your initial Form 10-K at December 31, 2007.

2. We reviewed your response to our prior comment one as it relates to your assessment of the effectiveness of your internal control over financial reporting. Your response discusses issues with, and the change in your Chief Financial Officer <u>during the comment letter process</u> (i.e. after your receipt of our initial comment letter dated May 8, 2008) and does not address your assessment as of December 31, 2007. Specifically, (i) your current Chief Financial Officer, Mr. Huang, was appointed on October 8, 2007 and was in his position at your evaluation date, December 31, 2007 and (ii) you indicate that your current Chief Financial Officer (i.e. Mr. Huang), upon hire, changed your reporting segments to four which was not consistent with your initial December 31, 2007 Form 10-K filed March 27, 2008 (i.e. one segment identified). Thus, we reissue our comment in part. Please tell us how your revisions to provide (i) segment reporting in accordance with SFAS 131 and (ii) disclosures required by U.S. GAAP (i.e. SFAS 123(R), SFAS 131, and SFAS 141) were considered in your evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2007. In your response, please specifically address Section II.B.1 of SEC Release 33-8810. We may have further comments upon reviewing your response.

　　　　As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Senior Staff Accountant, at (202) 551-3311 or Brian K. Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Mitch Nussbaum
    Loeb & Loeb LLP